April 26, 2019

Kevin Lawrence
Executive Vice President and Chief Financial Officer
BANCFIRST CORP /OK/
101 North Broadway
Oklahoma City, OK 73102

       Re: BANCFIRST CORP /OK/
           Form 10-K for the Fiscal Year Ended December 31, 2018
           10-K filed February 26, 2019
           File No. 000-14384

Dear Mr. Lawrence:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements, page 51

1. Please revise future filings to include the disclosure requirements in ASC 606-10-50 in the
      Summary of Significant Accounting Policies and Notes to the Consolidated Financial
      Statements.
 Kevin Lawrence
BANCFIRST CORP /OK/
April 26, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dave Irving at 202-551-3321 or Gus Rodriguez at 202-551-3752 if you
have questions.



FirstName LastNameKevin Lawrence                          Sincerely,
Comapany NameBANCFIRST CORP /OK/
                                                          Division of
Corporation Finance
April 26, 2019 Page 2                                     Office of Financial
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